Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: November 3, 2021

Transcript of Richard Barlow’s Appearance on Boardroom Alpha’s “Know Who Drives Return”

SUMMARY KEYWORDS

vehicles, data, revenues, oems, marketplace, evs, palantir, scale, built, oem, business, virtuoso, platform, spac, market, buying, licensing, helping, partnerships, products

SPEAKERS

David Drapkin (Boardroom Alpha), Richard Barlow (CEO, Wejo)

David Drapkin (Boardroom Alpha) 00:00

Hey everyone, thanks for listening to Know Who Drives Return. To listen to all of our podcasts, be sure to visit podcast.boardroomalpha.com. And make sure to subscribe so you don't miss any for ongoing daily analysis check out our channel at thestreet.com/boardroomalpha. And don't forget to sign up for our newsletter. And now back to the episode. Hello, everyone, I'm David Drapkin in and welcome back to Know Who Drives Return the podcast brought to you by Boardroom Alpha. Today we've got a fun conversation for you as I'll be joined by Richard Barlow, the founder and CEO of Wejo Limited. Wejo Limited is a leader in connected vehicle data and is set to go public and a spec deal with Virtuoso Acquisition Corp (VOSO). And they're gearing up for their shareholder vote next month. Richard, thanks so much for joining us today.

Richard Barlow (CEO, Wejo) 00:59

Hey, nice to meet you.

David Drapkin (Boardroom Alpha) 01:01

You as well. So let's start off with a bit about your career. Where did you come from? What did you do and sort of what led you to founding Wejo seven years ago?

Richard Barlow (CEO, Wejo) 01:12

Yeah, so I've got a broad career In, in data marketplaces, I previously built a FinTech data trading platform in the UK, hugely successful. Peak, the revenues were more than $100 million a year, here substantially, but Darcis that substantial cash generate cash generation. And seven years ago, I decided to become non-executive that business still trades today as a private company. And I decided to focus on my passion of yet building marketplaces, building new companies, but focusing on automotive, which has been a motorsport. The motor industry has always been something that I've had a strong interest in.

David Drapkin (Boardroom Alpha) 01:53

And what lessons or did you learn from the first go round and helping to build a business that you're bringing over to the second time around and Wejo?

Richard Barlow (CEO, Wejo) 02:05

Yeah, I mean, one of the big lessons is that there's a big difference between disrupting a marketplace and being a market maker. And in this in the world of Wejo, we are both beyond that when our broader software business where we're licensing technology, licensing software back to the motor industry, otherwise known as OEMs. So the key thing really is how we, how we allocate our, our budget, our operating model, and make decisions about where best to scale our business. And fundamentally, when you're when you're winning blue chip organisations, it's always gonna take longer than you expect, it took three years for us to win our first substantial motor manufacturer, OEM. But now seven years later, we've now got a market leading position where we're working with 17 of the world's largest OEMs and tier one providers. We're working with multiple data sources, we're processing huge volumes of data, and learnings about how to be able to build a tech team to cope with a volume of data to cover technology demands have all been from my previous experiences,

David Drapkin (Boardroom Alpha) 03:11

A lot of lessons to be learned from the first experience. So let's before we get to the partnerships, let's shift to the quick high level elevator pitch, if you will, overview of what Wejo does and how you're trying to change the game and data collection from vehicles.

Richard Barlow (CEO, Wejo) 03:29

Yeah, sure. So the vast majority of new vehicles sold globally. Whether it's cars two wheelers, or trucks have embedded connectivity, and have an ability to share data to a cloud. Those so OEMs historically haven't had a cloud or have had a data ecosystem. We've introduced a data ecosystem to some of the world's largest OEMs. And we're now democratizing the idea, or the access to data for all OEMs. Simply put, the incumbent EVs have all got a new approach to data, the more established more established OEMs need a data ecosystem. And we've democratized the access to data in multiple markets. So whether you're driving your car and you want to find a parking space immediately, we built a solution to process and analyze billions of data points to identify that free parking space down the road. We're helping small cities reduce congestion on roads, we're helping Smart Cities reduce emissions, we're helping Smart Cities improve safety. It all comes up from having live data from vehicles.

David Drapkin (Boardroom Alpha) 04:34

And you mentioned EVs. Is this simply for EVs or traditional autos as well.

Richard Barlow (CEO, Wejo) 04:41

No, we have live 11.8 million vehicles on platform, you know, so we see 7% of all vehicle movements in New York. It's amazing to think you know, you can walk down the street in New York and see 1 in 12, 1 in 13 vehicles. We're getting data from live no batch overnight processing. No, we're no we're not buying third party data assets in Which might imply access to a vehicle. We have live vehicle sending us data. So you know, we know and in terms of the platforms we've built, you can filter on combustion engine hybrid. Ev, you can filter on saloon sports SUV, we get a vast array of vehicles, not just EVs.

David Drapkin (Boardroom Alpha) 05:18

As a native New Yorker or can you fix traffic here?

Richard Barlow (CEO, Wejo) 05:23

We're trying. We're working with a lot of city planners, we've built incredible products, for example, we've built a filled the world's first intersection analysis via machine learning. So the old way of doing it and at the start this this session I was talking about when you build a marketplace, are you disrupting or are you market making? Well, in traffic management, We're disrupting you know, where we're replacing, he may seem strips cross the road with a box, that counts traffic, one of those box typically costs typically has a lifetime cost of $45,000. So a city planner either has to fund one of these boxes, and then move them around as they want to count different intersections. Or they have to pay for a third party to literally be on the corner road and count traffic. These things all take time. You know, we ran a survey a couple weeks ago asking our traffic customers how long they expected to tank to get a count on an intersection. And they said typically two to four weeks. With our platform, it's in two seconds, because we've machine learned every lane of every highway, every lane of every road, every street in the US and we see vehicles and 95% of roads every day, where we can now give real time intersection analysis, we can tell you what's going on in New York, we can tell what's going on in Austin, we you know, we see 12 percent of vehicles in Austin, we see seven percent of vehicles in New York.

David Drapkin (Boardroom Alpha) 06:40

Right. And this technology you've developed that's proprietary, Wejo technology that you know, other players in the market don't have right?

Richard Barlow (CEO, Wejo) 06:50

Yes, proprietary, another place the market have approached us and asked if they can license our technology. So we felt we feel pretty, pretty stoked by some of the releases we're making where we're adding two patents typically per month to our portfolios as we as we build we protect.

David Drapkin (Boardroom Alpha) 07:06

So can you talk a little bit about the revenue model? You mentioned, you license the data back to the OEMs. And there's also a SAS component as well.

Richard Barlow (CEO, Wejo) 07:17

Yes, so our total addressable market is $60 billion. And that's that split roughly 50% on marketplace revenues on 50% on software licensing or SAS revenues. So in the marketplace revenues, which is a $30 billion opportunity, we are typically revenue sharing 65% of gross receivables back to the most manufacturer of the OEM. So when we share trend data to mapping companies, and you've may have seen our press release last week, where Microsoft shouts about the fact that we're now a contributor, significant contributors, their mapping product, we receive payments from mapping providers, and we rev share 65%, back to the OEM. It's a win for all, as an end user, you then have a better mapping product, whether it's inside your favorite mobility app, or whether it's for navigation, and it's a benefit to the to the OEM in terms of revenue stream is a benefit to the consumer, who may we'll be getting, for example, subsidize Wi Fi. So that's one side of the business. And on the other side, we're licensing core technology to OEMs. We're processing 450,000 data points per second, that's more than some of the biggest blue chips in the world, certainly more than any other connected vehicle data provider. And this technology is proprietary to IP, and OEMs are licensing that technology and using it to actually process their own data.

David Drapkin (Boardroom Alpha) 08:38

And you mentioned at the beginning, you know, took you three years to sort of sign your first major partnership. Can you talk about the momentum that that you're currently seeing with maybe some of the existing partnerships and how that might be, you know, flowing through to new ones?

Richard Barlow (CEO, Wejo) 08:55

Yeah, so we in our q2 earnings, we showed 10 million vehicles live on platform and we were processing 14 billion data points a day. A quarter later, we're showing 11.8 million vehicles live on platform, we're processing 17 billion data points a day. At the when we issued our 8k, we have sub 400 billion miles of data, we now have 477 billion miles a day two, and we're adding billions of miles every day to platform. So we've shown scale of data points coming to platform. We showed 80% growth or revenues between q1 and q2. We're forecasting revenues this year, which will be over 150% compared to revenues in 2020. So substantial scale on every metric. And as a business, we were acutely aware that we're going from the private markets to the public markets, we'll have our 10 Q's or 10 Ks. We'll be reporting on a live vehicles on platform that drive our revenues will be reporting on the unit economics per marketplace. We'll be reporting on licenses per OEM, to show that actually to let anyone be informed about how we're scaling as an organization.

David Drapkin (Boardroom Alpha) 10:00

And now a word from our sponsor Boardroom Alpha. Boardroom Alpha's SPAC Intelligence platform tracks every SPAC vehicle from pre IPO all the way through to their deSPAC merger. It is a one stop shop data platform, tracking each constituent across the entire spec lifecycle. Know the team and the sponsor behind each back with full spec history, person and sponsor historical performance as well as deal info. Track the market. We deliver daily aggregate discount premiums of specs, total issuance trends and returns biggest daily movers and upcoming SPAC calendar, get immediate and real time access to investor materials, institutional holders, structures, redemptions, filings and more. To learn more, or register for a free trial, please visit www.boardroomalpha.com/spac. So let's talk about that for a second. You have mentioned, you know, 100%, revenue growth year over year. Yeah, it's still impressive, but a strong ramp that you're projecting out to 2025. So, you know, single digit millions, up to 700 million, I think, is what I read in the latest presentation to 2025. What do you have to do to achieve those numbers? And as an investor, potential investor, how do I get comfortable with looking at those projections.

Richard Barlow (CEO, Wejo) 11:20

So in terms of marketplace revenue, and you recall, I said before that we tracked unit economics. So our unit economics at the end of 2020, we're closing at 40 cents per vehicle per year, they'll close this year at over $1 per vehicle per year. By next year, it'll be $3.55. So simply put, if our vehicles didn't scale, then because our marketplace revenues are scaling, our revenues would still scale. Actually, we're forecasting to go from 14 million live vehicles on platform this year to go into 30 million light vehicles by next year. So if our unit economics stayed flat marketplace, but our but our vehicles are still scaling, we'd still show 100% growth in revenues next year. Actually, we're showing going from $1 to $3.55. We're showing from 14 million vehicles to 30 million vehicles the next 12 months. So the compounding effect of you know, we've now got a point where we proven we can market make, we can prove we've proven we're having momentum, we showed we had 70 more buying customers in the last quarter showed in a between our NK and RS law submissions. We're showing scale, quarter by quarter on life becoming a platform and associated revenues.

David Drapkin (Boardroom Alpha) 12:30

And so those, your 2022, 23 revenues, and are they locked in by any contractual agreements with customers or it's still get that you're growing, just wanted to know how

Richard Barlow (CEO, Wejo) 12:46

The more than the vast majority of our clients are recurring revenue clients now. And we typically have a 30 month contract with a client. So yes, we have visibility up to up to three years from now of clients who will buy. We've listed various case studies in the back of our latest investor relations presentation, which shows multimillion dollar contracts with substantial blue chip brands. So we have good visibility. You can't say all the revenues nailed on, because if we don't scale our vehicles, and there's no reason why this is not a forward looking statement, we have this ability of 90% scalar vehicles next year, we have visibility into 23. We haven't had any, any exposure to the current semiconductor shortage. So we're not we're not restating, but obviously, there's always a risk that that there'll be a delay in onboarding vehicles, which could have an effect on revenues. But principally, if we're scaling vehicles, and we have a number contracts already in place, we have 377 contracts already in place than that than that, then that that gives us some good visibility of our revenue scale into '23 and beyond.

David Drapkin (Boardroom Alpha) 13:48

Right. Not to be negative, but what other obstacles, you know, might stand in the way here?

Richard Barlow (CEO, Wejo) 13:56

Yeah, I mean, you know, a lot there's, there's, there's the usual obstacles as a data business that, you know, we were very aware of regulatory intervention. That's a big consideration. We've, I set the job up to have, we have a manager of data for good inside the organization where we look after data, we consider the consumer, the creator of the data, the custodian of the data. So we're very much aligned with the regulators, but there's always there's always that risk to be considered. Obviously, there's competition risk. There's substantial, substantial cloud companies who would like to be in our sector. We have we've got an incredible head start in the relationships we've built with OEMs. But the real risk is operational risk. We've got demands from OEMs to broaden our marketplace is in APAC, for example. Or in LATAM, inevitably, I mean, we are now building insurance products in Japan, building insurance products in Japan is massive different to building insurance products in us. So there's operations, operational risk, upscaling and new marketplaces and scaling in new territories. That's our big risk as a business.

David Drapkin (Boardroom Alpha) 15:01

Want to shift back to the partnership and in particular Palantir. Palantir I saw invested in your pipe. And you've also put out some news about, you know, how they're a strategic partner and you're working with them. Can you talk a little bit about that relationship and sort of what they're bringing to the table?

Richard Barlow (CEO, Wejo) 15:17

Yeah. And even yesterday, we posted a video of a hackathon. We have a Palantir last week where they contributed developers, they contributed our platform. Wejo had had over had over 50 developers, and we built six products in a two day period. You know, so a great example of a real partnership, flourishing, really. So what's Palantir bring? Well, Palantir brings their platform Foundry has proven mass distribution. In the aerospace industry, they have 6000 partners. They build distribution now with automotive ERP, the distribution and insurance risk management. So what Pouncer brings to us is a way of a supercharging or distribution. we're tasked by the OEM industry with near exclusivity and defined markets. So we're we aim to have broad distribution in marketplaces. So we can we can leverage partnerships like Palantir to bring forward potentially the revenues bring forward the marketplaces in new areas. So for example, you know, we're identifying parts damage on vehicles, and we can leverage automotive ERP to deliver those outcomes from a much broader array than we were planning to before. So it's a win that partnership.

David Drapkin (Boardroom Alpha) 16:36

Yeah, I noticed you mentioned, you're doing a video with Palantir. I've also seen that you talk about your brand and your social, social media awareness in the investor deck. I read, can you talk a little bit about your strategy there, how you're leveraging social media to grow the company? Because I feel like there's a lot of companies out there that aren't diving into socialism as much as they maybe should. And, and so does that helping you helping raise brand awareness? How do you look at that?

Richard Barlow (CEO, Wejo) 17:06

Yeah, I mean, we have an aggregate of nearly 5 million social media followers, or over five, 5 million social media followers. And over 17, Instagram, Tik Tok, Twitter accounts, you name it, it's deliberate. There's a massive education required where consumers can the most consumers do not appreciate that the new vehicle they buy from a dealership could well have connectivity embedded, they'll know that there's a very clear option now within the entertainment of the screen where you can press consent to share data. But we feel it's important that there's more education. So we so we've deliberately built a strategy to educate consumers around how their cars are connected. We have disparate accounts focus on individual OEM brands. The flip side is where it's driving our go to market strategy. We got over 1000 inbound inquiries a month every month and scaling from corporations interested in buying trend data and buying, understanding about what you know, what, what, how they can benefit from access to data with consent of the consumer, right, if they would like to purchase information data with dual consent.

David Drapkin (Boardroom Alpha) 18:11

I just want to talk a little bit about the competitive landscape. And so are there direct competitors. Besides, I think Otonomo is the most direct competitor, what do you look like versus them and find making a decision? You know, wow, I know, you're obviously talking about this whole time. But why would I buy a share Wiggio versus autonoma.

Richard Barlow (CEO, Wejo) 18:38

Otonomo have restated our financials to the year to be circa $1.4 million. So which they which they're stating the majority will be delivered in q4, this year, we deliver or we delivered 80% more than that, in the first two quarters this year, we have more vehicles on platform, we have more revenue, we have more data points, we have more robust OEM relationships in place. But to be honest, we don't compare that they're not competition, our competition of the established cloud providers, that's what we focus on is either building strong partnerships with key with key companies, or being aware that you know that there is there is there is a demand from the OEM data ecosystem to for a broader range of IP, which are investing heavily. And we see a great opportunity to be the go to platform in industry to service all OEMs data requirements, way beyond just being a marketplace business.

David Drapkin (Boardroom Alpha) 19:32

And what's the plan for the cash that you're raising?

Richard Barlow (CEO, Wejo) 19:37

So it's operational scale. We have OEMs, asking us to be more broadly available in a pack to be allowed to scale operations in the US to scale operations in Europe. So it's about operational scale to deliver more marketplaces and into deliver more territories. And then we've got OEM demands who want more vehicles on platform and they'd like a broad array of software around the data we're processing for them as well. So and that sort of capital is to is to help enable the business to scale, but ultimately to scale revenues.

David Drapkin (Boardroom Alpha) 20:08

Right. And so on growth. Is it primarily, you know, new products entering new geographies? Is there an m&a component? I know, right now, it was traffic management. And you mentioned working with smart city. So A, can you know, talk a little bit about what the development pipeline looks like and B maybe anything in the m&a world versus you know, straight organic growth?

Richard Barlow (CEO, Wejo) 20:33

Yeah, so it's which products and existing marketplaces so we going deeper into markets, you know, so we're, we're servicing mapping companies. We're helping city planners, we're helping EV installers know to ensure installed EV charging points. So we're getting richer entered into existing markets, but we're also introducing new marketplaces such as end to end insurance where we're building products like Sompo, who are $110 billion Japanese insurer, and we believe we will be launching a product in Japan for all new cars for most Japanese OEMs around that proposition, so enables us to bring forward new products like that which will be revolutionary in new markets like insurance. Beyond that, m&a we is in our plan, our forecasting not depend on m&a. But we are we are we are we are considering various acquisitions at the moment, which will which will be accretive to our business and could well bring forward our revenues and could well bring forward some of our product launches.

David Drapkin (Boardroom Alpha) 21:38

Right. And so moving on to the deal specifically. You know, the classic question, why SPAC, why now? Versus a traditional IPO or additional private funding given where you are?

Richard Barlow (CEO, Wejo) 21:55

Yeah, I mean, we considered various options around a year ago. So what was right for we chose shareholders what was right for all we just stakeholders, including the team at rijo, and we considered some private offers, we considered sort of various routes to get into the public market. And we and we landed on this route that we were we agreed a business combination with Virtuoso (VOSO) in May this year. And it's been the right thing for all our stakeholders, for our existing clients, for our new clients. And to be able to attract such incredible supports, such as Microsoft who don't invest in pipes normally inspect normally to get to get the support from Palantir to recognize as the clear leader in automotive, it's been Win all throughout. And it's and it's put us on a broader radar with OEMs who are asking us for more and more product more and more introductions to new territories.

David Drapkin (Boardroom Alpha) 22:44

And how much private funding did you raise previously? And what does the 800 million enterprise value look like as a step up in value from your last round?

Richard Barlow (CEO, Wejo) 22:58

So our last round was with General Motors and the post money was $250 million. So there's been a substantial return for all shareholders on their investment. And fair to say more than that, but all the private investors have made have made it I made it I made a very good return on their money. It's great.

David Drapkin (Boardroom Alpha) 23:22

And can you talk about the process of choosing Virtuoso (VOSO), specifically anything unique about their skill set or history that that you think brings?

Richard Barlow (CEO, Wejo) 23:36

Yeah, I mean, Virtuoso (VOSO) incredible operators. And it's important in the in the SPAC world that you do align yourself with operators who understand your business. Sam Hendel is a co-founder of data miner who are a huge social media data company where they've just completed a private round at a $4 billion valuation. So Sam's have a great experience of being an operation in an adjacent sector of social media, but with strong understanding and knowledge of data. So Sam was has been great to see joining our board. And our Jeff Warshaw, who's the CEO Virtuoso (VOSO). He has bought and sold over 100 media assets in his in his lifetime. And he's got a great influence in the media, the media sector, which is which is a marketplace we operate in you know, we work in audience measurement. So we saw great service great synergies there as well. So the combination of strong operational support from Sam, strong, strong connections are stronger patients bought from Jeff it would became the perfect outcome for Wejo in its SPAC appraisal.

David Drapkin (Boardroom Alpha) 24:40

And can you speak a little bit to the management team you have in place and why they're set up for your growth in the near future?

Richard Barlow (CEO, Wejo) 24:50

Yeah, so we've we're now a team of over 260 people. And you know, my C suite includes executives who've been the in the C suite of huge cloud organizations of huge organization organizations who've gone through significant scale up. We've also got C suite members and EVP members who had similar roles in OEMs, as well. So we've got the right experience for scale up, we've got the right experience in terms of terms of technology, we've got the right experience in terms of relations, and understand the OEM sexual and motor industry sector as well.

David Drapkin (Boardroom Alpha) 25:30

And so you mentioned motorsport. I assume Formula One, so who's gonna win Verstappen or Hamilton?

Richard Barlow (CEO, Wejo) 25:38

I think whatever I say I'm gonna make a few people unhappy my views Verstappen and that will not make me very popular with my fellow Brits, but I'm gonna pivot to the post.

David Drapkin (Boardroom Alpha) 25:51

I'm pulling for Louis, even though it's been seven, or we'll see if he could pull it out.

Richard Barlow (CEO, Wejo) 25:56

I think Red Bull have got the edge they do. The last five races of the season are a more compliant with Red Bulls setup than Sadie's.

David Drapkin (Boardroom Alpha) 26:07

Maybe we'll get a more exciting finish in the states in NASCAR. But I doubt it.

Richard Barlow (CEO, Wejo) 26:13

Well, you had a good had a good race in Austin last week. That was some wheel to wheel action.

David Drapkin (Boardroom Alpha) 26:18

That was close. There's at least some action, you know, at the end there a little bit. Richard, thank thanks for taking the time today. Any final parting words Ahead of the vote, which I believe is next month that you think investors should hear?

Richard Barlow (CEO, Wejo) 26:36

We have over 470 billion data points. We have 20 times more data points than any other provider of data in the connected vehicle space. We are democratizing access to data for all OEMs we are working with 17 OEMs multiple OEMs licensing our technology. We've launched marketplaces in multiple territories, we are the market leader.

David Drapkin (Boardroom Alpha) 26:57

Awesome. Really appreciate it. Richard exciting space a lot going on great partnerships projected for massive growth obviously here so it will be fun will be fun to watch your progress and look forward to staying in touch and talk again soon. Thank you. Thank you for time.

***

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.